UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   April 28, 2005

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

(c)(1)   On April 28, 2005, Thomas S. Shaw, Executive Vice President of Pepco Holdings, Inc. (the "Company") was elected to the additional position of Chief Operating Officer of the Company effective May 1, 2005.

(2)   The information required to be set forth with respect to Mr. Shaw is incorporated by reference herein to Part III, Item 10 -- "Directors and Executive Officers of the Registrant" -- of the Company's Form 10-K dated March 16, 2005.

(3)   The information required to be set forth with respect to Mr. Shaw is incorporated by reference herein to the information under the heading "Employment Agreements" in the Proxy Statement of the Company filed under Schedule 14A of the Securities Exchange Act of 1934 on March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date   April 28, 2005

                                  JOSEPH M. RIGBY

Name: Joseph M. Rigby

Title: Senior Vice President and Chief Financial Officer